September 23, 2024

Kirk Tanner
President, Chief Executive Officer and Director
The Wendy's Company
One Dave Thomas Blvd.
Dublin, OH 43017

       Re: The Wendy's Company
           Definitive Proxy Statement on Schedule 14A
           Filed April 4, 2024
           File No. 001-02207
Dear Kirk Tanner:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program